Exxon Mobil Corporation                                                                      Patrick T. Mulva

5959 Las Colinas Boulevard                                                                    Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

February 26, 2007

Ms. Jill S. Davis

Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:     Exxon Mobil Corporation

Form 10-K for the Fiscal Year ended December 31, 2005

Filed February 28, 2006

Form 10-Q for Fiscal Quarters ended March 31, 2006, June 30, 2006, and

September 30, 2006

Filed May 4, 2006 and August 4, 2006 and November 8, 2006

Response Letter Dated February 2, 2007

File No. 1-02256

Dear Ms. Davis:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comment regarding the above filings set forth in your letter of February 9, 2007.

If you desire clarification of our responses, please direct any questions to Mr. David

Levy at 972-444-1290.

Very truly yours,

By:    /s/ Patrick T. Mulva

----------------------------------------

Name:   Patrick T. Mulva

Title:    Vice President and Controller

Attachment

c:        Ronald Winfrey

           Mark Wojciechowski

ExxonMobil’s Response to the

Comments Included in the SEC Letter of February 9, 2007

Form 10-K for the Fiscal Year Ended December 31, 2005

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited), page 76

1.   As requested in the Closing Comments section of our letter dated January 12, 2007, please provide us draft disclosures you anticipate including in your Form 10-K for the fiscal year ended December 31, 2006, to address previous comments one and three.

Attachment 1 provides the format that will be used in the supplemental information on oil and gas activities section in the Form 10-K to present the crude oil and natural gas liquids proved reserves year-end balances and the changes in the net quantities.  The same format will be used for natural gas proved reserves.  This format is consistent with illustration 4 in FAS 69.

We will expand our disclosure in the Management Discussion and Analysis, "Critical Accounting Policies - Oil and Gas Reserves" in the Form 10-K for the year ended December 31, 2006, as follows:

Beginning in 2004, the year-end reserves volumes as well as the reserves change categories shown in the proved reserves tables are calculated using December 31 prices and costs.  These reserves quantities are also used in calculating unit-of-production depreciation rates and in calculating the standardized measure of discounted net cash flow.  Regulations preclude the Corporation from showing in this document the reserves that are calculated in a manner that is consistent with the basis that the Corporation uses to make its investment decisions.  The use of year-end prices for reserves estimation introduces short-term price volatility into the process since annual adjustments are required based on prices occurring on a single day.  The Corporation believes that this approach is inconsistent with the long-term nature of the upstream business where production from individual projects often spans multiple decades.  The use of prices from a single date is not relevant to the investment decisions made by the Corporation and annual variations in reserves based on such year-end prices are not of consequence to how the business is actually managed.

Revisions can include upward or downward changes in previously estimated volumes of proved reserves for existing fields due to the evaluation or re-evaluation of (1) already available geologic, reservoir or production data, (2) new geologic, reservoir or production data or (3) changes in year-end prices and costs that are used in the determination of reserves.  This category can also include changes associated with the performance of improved recovery projects and significant changes in either development strategy or production equipment/facility capacity.

Exxon Mobil Corporation
Attachment 1

					Asia
Crude Oil and Natural Gas Liquids					Pacific/
	United				Middle	Russia/
	States	Canada (1)	Europe	Africa	East	Caspian	Other	Total
Net proved developed and undeveloped reserves		(millions of barrels)
of consolidated subsidiaries
January 1, 2004	2,792	1,194	1,184	2,742	615	850	512	9,889
Revisions	54	(460)	37	(243)	(5)	(120)	(14)	(751)
Purchases	-	-	-	10	-	-	-	10
Sales	(113)	(3)	-	-	(16)	-	-	(132)
Improved recovery	5	-	-	-	-	-	-	5
Extensions and discoveries	16	4	3	144	2	-	-	169
Production	(161)	(108)	(210)	(209)	(81)	(6)	(20)	(795)
December 31, 2004	2,593	627	1,014	2,444	515	724	478	8,395
Revisions	(256)	338	17	(8)	78	(27)	(2)	140
Purchases	-	-	-	-	-	93	-	93
Sales	(96)	(42)	(1)	-	(11)	(70)	(7)	(227)
Improved recovery	2	-	3	-	-	-	-	5
Extensions and discoveries	6	16	47	120	-	-	-	189
Production	(136)	(107)	(197)	(244)	(67)	(13)	(18)	(782)
December 31, 2005	2,113	832	883	2,312	515	707	451	7,813
Revisions	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-
Sales	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-
December 31, 2006	-	-	-	-	-	-	-	-

Proportional interest in proved reserves
of equity companies
End of year 2004	402	-	17	-	1,169	911	-	2,499
End of year 2005	413	-	11	-	1,381	873	-	2,678
End of year 2006	-	-	-	-	-	-	-	-

Proved developed reserves, included above, as of
December 31, 2004
Consolidated subsidiaries	2,204	561	763	1,117	403	34	129	5,211
Equity companies	347	-	15	-	642	600	-	1,604

December 31, 2005
Consolidated subsidiaries	1,680	607	656	1,218	464	55	227	4,907
Equity companies	326	-	9	-	725	574	-	1,634

December 31, 2006
Consolidated subsidiaries	-	-	-	-	-	-	-	-
Equity companies	-	-	-	-	-	-	-	-

(1) Includes total proved reserves attributable to Imperial Oil Limited of 347 million barrels in 2004, 634 million barrels in 2005 and xxx million barrels in 2006, as well as proved developed reserves of 343 million barrels in 2004, 449 million barrels in 2005 and xxx million barrels in 2006, in which there is a 30.4 percent minority interest.